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                             April 4, 2024

       Ronald L.G. Tsoumas
       Chief Financial Officer
       Methode Electronics, Inc.
       8750 West Bryn Mawr Avenue
       Suite 1000
       Chicago, Illinois 60631

                                                        Re: Methode
Electronics, Inc.
                                                            Form 10-K for the
fiscal year ended April 29, 2023
                                                            Form 10-Q for the
Quarter Ended January 27, 2024
                                                            File No. 001-33731

       Dear Ronald L.G. Tsoumas:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the Quarter Ended January 27, 2024

       Notes to the Financial Statements
       Note 3. Acquisition and Disposition, page 11

   1. We note from your disclosure that in the three months ended January 27, 2024, you finalized the purchase
price allocation of the Nordic Lights acquisition and $77.3 million was allocated to the
customer relationships intangible asset with a weighted average useful life of 20
years. We also note from your disclosure on page F-12 of your Form 10K for the fiscal year
ended April 29, 2023, that you use the straight line method to amortize this intangible asset.
Please explain to us how you estimated or determined the estimated useful life for this
intangible asset. We note in many instances, customer relationships may dissipate at a more
rapid rate in the earlier periods following a company's succession to these relationships,
with the rate of attrition declining over time until relatively few customers or contracts
remain who persist for an extended period. Under this pattern, a significant amount of
cash flows derived from the acquired customer base may be
 Ronald L.G. Tsoumas
Methode Electronics, Inc.
April 4, 2024
Page 2
         recognized in earlier periods and then fall to a materially reduced level in later years. In this regard, please tell us what consideration was given to using an accelerated method of amortization for purposes of amortizing your customer relationship intangibles to expense, as it appears that this may result in a more systematic allocation of the intangibles cost to the periods benefited. Refer to ASC 350-30-35-3 and 35-6.
Form 10-K for the fiscal year ended April 29, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of operations
Interface
Net Sales, page 23

2. We note that in your discussion of the results of operations, you discuss the amount of customer cost recoveries affecting net sales on both a consolidated and segment basis.
         Please tell us, and revise to disclose, the nature of these customer cost recoveries and how you are accounting for them as part of your revenue recognition. Critical Accounting Policies and Estimates , page 26

3. In future filings, please enhance your disclosures to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact your critical accounting estimates have had or are reasonably likely to have on your financial condition and results of operations. In addition, discuss how much each estimate and/or assumption has changed over a relevant period and the sensitivity of reported amounts to the underlying methods, assumptions and estimates used. The disclosures should supplement, not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements. Refer to Item 303(b)(3) of Regulation S-K and SEC
         Release No. 33-8350.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Charles Eastman at 202-551-3794 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameRonald L.G. Tsoumas                          Sincerely,
Comapany NameMethode Electronics, Inc.
                                                               Division of
Corporation Finance
April 4, 2024 Page 2                                           Office of
Manufacturing
FirstName LastName